DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04007254

January 28, 2004

Stephen D. Williams
Pillsbury Winthrop LLP
P.O. Box 7880
San Francisco, CA 94120-7880

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: ChevronTexaco Corporation
Incoming letter dated December 18, 2003

Dear Mr. Williams:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to ChevronTexaco by Nick Rossi. We have also received letters on the proponent's behalf dated January 2, 2004, January 14, 2004 and January 16, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

93410

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

December 18, 2003

Stephen D. Williams
Phone: 415.983.1852
swilliams@pillsburywinthrop.com

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Stockholder Proposal of Nick Rossi Submitted for Inclusion in the 2004 Proxy Statement of ChevronTexaco Corporation

Ladies and Gentlemen:

On behalf of our client, ChevronTexaco Corporation, a Delaware corporation (the "Corporation"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Corporation excludes a proposal (the "Stockholder Proposal") submitted by Nick Rossi from the Corporation's Proxy Statement (the "2004 Proxy Statement") that will be distributed in connection with the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Meeting"). The Corporation intends to omit the Stockholder Proposal from its 2004 Proxy Statement based upon our opinion that the Stockholder Proposal is contrary to Proxy Rule 14a-8(i)(3) (violation of proxy rules); Rule 14a-8(i)(6) (lack of power to implement); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(9) (conflict with management proposal).

Pursuant to SEC Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of both this letter (plus one to be time-stamped and returned to us) and the letter received by the Corporation from Mr. Rossi setting forth the Stockholder Proposal and supporting statement.

Background Facts

In each of the past two years, the Corporation has received and included in its annual meeting proxy statements stockholder proposals relating to the use of stockholder rights plans, or "poison pills." While the precise proposals and level of stockholder support have varied, the proposals and their supporting statements have generally expressed stockholder skepticism about the use of stockholder rights plans and requested that the Board of Directors of the Corporation (the "Board") seek stockholder approval for the Corporation's use of a rights plan. At the 2003 Annual Meeting of Stockholders, a stockholder proposal relating to the Corporation's use of a rights plan was voted for by a majority of the stockholders voting at the meeting.

In response to the concerns expressed by stockholders about rights plans, generally, and the support expressed for stockholder rights plan proposals, the Corporation has considered a wide variety of actions and policies. Following the 2002 Annual Meeting, the Board amended the Corporation's stockholder rights plan to expire early. As a result of that action, the Corporation currently does not have a poison pill. After the 2003 Annual Meeting and the majority vote for the stockholder rights plan proposal, the Corporation has considered additional responses. The primary consideration has been the adoption of a Board policy that it will obtain stockholder approval of any stockholder rights plan adopted in the future.

While the Corporation was actively considering the adoption of a policy for the future use of a stockholder rights plan, it received a letter from Mr. Rossi, dated October 7, 2003, requesting that the Stockholder Proposal be submitted to the Corporation's stockholders at the 2004 Meeting. The Stockholder Proposal reads as follows:

> [T]he shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

The Corporation considered whether or not it could endorse the Stockholder Proposal and, after review, concluded that it could not recommend the Stockholder Proposal to its stockholders and that the Stockholder Proposal would not be appropriate for adoption as Corporation policy for two main reasons. First, in the Corporation's opinion, the Stockholder Proposal is impermissibly vague and imprecise. Second, the Corporation believes that an alternative statement of policy is better tailored to advance the best interests of the Corporation and its stockholders while fully addressing the concerns of stockholders implicit in the Stockholder Proposal.

Accordingly, the Board has adopted a policy relating to the use of a stockholder rights plan in the future (the "Board Policy") that reads as follows:

> The policy of the Board is that it will obtain stockholder approval of any stockholder rights plan. The Board will obtain such approval prior to the implementation of a stockholder rights plan, except in the following limited circumstance. If a majority of the independent members of the Board conclude that it would be detrimental to the best interests of the Corporation and the holders of the majority of the shares of its common stock to defer the effectiveness of a stockholder rights plan until stockholder approval of the plan can be obtained, then the Board may implement a rights plan prior to obtaining stockholder approval. In such a case, the Board will submit the stockholder rights plan to stockholders for approval at the first meeting of stockholders for which a record date passes after the adoption of the stockholder rights plan. If stockholder approval is not obtained, the rights plan would terminate not later than 30 days after the vote has been certified by the inspector of elections.

The Corporation recognizes that the terms upon which a stockholder rights plan would be adopted in the future, if the need arises, including the submission of such a plan to the stockholders, is of keen interest to the stockholders. Therefore, the Board has determined to seek the approval of the Corporation's stockholders for the Board Policy at the 2004 Meeting. Accordingly, the Corporation intends to include in the 2004 Proxy Statement a management proposal (the "Management Proposal") requesting that the stockholders express their support for the Board Policy and their approval of the terms set forth in the Board Policy upon which the Board will seek stockholder approval of a stockholder rights plan adopted in the future.

In light of the Board Policy and the Management Proposal, the Corporation believes that the inclusion of the Stockholder Proposal in the 2004 Proxy Statement would create unwarranted confusion for the stockholders with no additional benefits to them or the Corporation. First, as mentioned above, we believe that the Stockholder Proposal is impermissibly vague and confusing. Accordingly, as discussed below, we are of the view that it may be excluded from the 2004 Proxy Statement on that basis. Separately, regardless of whether the Stockholder Proposal is impermissibly vague or not, we believe that the adoption of the Board Policy and its submission to the stockholders for their consideration represents a substantial implementation of the Stockholder Proposal as it may be reasonably interpreted. Therefore, we believe that the Stockholder Proposal has been rendered moot and the Corporation may exclude it from the 2004 Proxy Statement on that ground, as discussed in more detail below. Third, if the proponent or the staff offers an interpretation of the Stockholder Proposal under which it is not rendered moot by the Board Policy and the Management Proposal, then its specific terms certainly conflict with the Management Proposal, and is, therefore, excludable from the 2004 Proxy Statement on that basis.

Specific Grounds for Exclusion

The independent grounds for excluding the Stockholder Proposal are as follows.

THE STOCKHOLDER PROPOSAL IS EXCLUDABLE UNDER RULES 14a-8(i)(3) AND 14a-8(i)(6) AS BEING INHERENTLY VAGUE AND INDEFINITE, AND THEREFORE MISLEADING.

The Stockholder Proposal is properly excludable because it is impermissibly vague and indefinite, contrary to Rule 14a-9. The Staff has permitted exclusion of shareholder proposals under Rule 14a-8(i)(3) if, from the perspective of the voting stockholders, the "action specified by the proposal is so inherently vague and indefinite that the shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." *PG&E Corporation* (March 1, 2002); *MCI Worldcom, Inc.* (April 20, 2000); *Southwest Banking Corp.* (February 8, 1982); *Duquense Light Co.* (January, 6, 1981). A stockholder proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague with the result that a company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *PG&E Corporation* (March 1, 2002); *International Business Machines Corp.* (January 14, 1992).

The Stockholder Proposal, taken as a whole, is indefinite, vague and confusing. The first sentence of the Stockholder Proposal requests the Board to "seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill." There are multiple sources of confusion in this part of the proposal. First, the request does not specify the event that shareholder approval is to follow. The event could be the adoption of a stockholder rights plan, the stockholder vote on the Stockholder Proposal at the 2004 Meeting, the extension of a rights plan adopted in the future, or possibly some other event. The Stockholder Proposal requires that the Corporation and the stockholders speculate as to which is the correct interpretation. Second, depending on what the triggering event is to be, it is not clear what the proposal seeks to have the stockholders approve. For example, if the triggering event is stockholder approval of the Stockholder Proposal at the 2004 Meeting but the Corporation does not seek to implement a new rights plan, it is not clear what should be submitted to the stockholders at the next shareholder election. Third, the request contemplates that the Corporation may currently have a stockholder rights plan, which it does not. Each of these factors combine together so that stockholders voting upon the proposal are likely to be confused. Moreover, a stockholder cannot determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented, nor would the Corporation be able to determine the actions necessary to implement the request.

The second sentence of the Stockholder Proposal provides "[o]nce adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." This part of the proposal is also vague and indefinite. Because it does not specifically request that the Corporation or the Board take any particular action, the stockholders cannot know what actions, if any, would be taken in the event the proposal were implemented, nor could the Corporation respond with any reasonable certainty that it was responsive to the stockholders' will.

For the foregoing reasons, we believe that the Stockholder Proposal is contrary to Rule 14a-9 and may be omitted from the 2004 Proxy Statement pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

THE STOCKHOLDER PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) AS IT HAS BEEN SUBSTANTIALLY IMPLEMENTED BY THE CORPORATION.

Under Rule 14a-8(i)(10), the Corporation may omit the Stockholder Proposal because the Corporation has already substantially implemented it. The Staff has held the position that a proposal need not be implemented in full or precisely as presented for it to be excludable under Rule 14a-8(i)(10) as substantially implemented or moot. *Comshare, Incorporated* (September 5, 2001); *The Gap, Inc.* (March 16, 2001); *First Federal Bankshares, Inc.* (September 18, 2000); *Longview Fibre Company* (October 21, 1999). Rather, the Staff's position has been that, "a Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001, *citing General Motors Corporation* (March 4, 1996)).

The Stockholder Proposal requests that the Board seek stockholder approval at the earliest subsequent stockholder election, for the adoption, maintenance or extension of any current or future poison pill. We note that the Corporation does not have a current stockholder rights plan, and, therefore, the Stockholder Proposal is only applicable in so far as it relates to rights plans adopted in the future. As discussed in the preceding section, the Stockholder Proposal is vague in its reference to "earliest subsequent shareholder election." We believe that there are two reasonable interpretations of this provision. On one hand, the Stockholder Proposal can be interpreted to request the Board to seek stockholder approval of any rights plan subsequent to the future date of its adoption. Assuming this interpretation, the Board Policy already implements the essential objective of the Stockholder Proposal, because it requires that any future stockholder rights plan be submitted to the stockholders no later than the first meeting of stockholders for which a record date passes subsequent to the adoption of the stockholder rights plan. Under the second possible interpretation, the Stockholder Proposal can be read to request the Board to seek stockholder approval for any future use of a rights plan (rather than approval of a specific plan) at the first meeting subsequent to the vote on the Stockholder Proposal at the 2004 Meeting. Assuming this interpretation, the Management Proposal substantially implements the Stockholder Proposal because it seeks the stockholders' approval at the next meeting of stockholders of the terms upon which a stockholder rights plan would be adopted in the future.

The Stockholder Proposal also provides that "[o]nce adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." The intent of this provision is not clear and the provision does not request that the Corporation or the Board take any particular action. However, to the extent that this provision contemplates that the Corporation would seek stockholder approval following a decision by the Corporation to disregard a policy previously requested by the stockholders, we believe that it is redundant and, in no way, changes the essential objectives of the proposal. Again, we believe that the Board Policy and Management Proposal substantially implement the Stockholder Proposal.

For the foregoing reasons, the Corporation believes it may omit the Stockholder Proposal as substantially implemented or moot under Rule 14a-8(i)(10).

THE STOCKHOLDER PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(9) AS IT DIRECTLY CONFLICTS WITH THE MANAGEMENT PROPOSAL.

The Stockholder Proposal may properly be excluded pursuant to Rule 14a-8(i)(9), which permits exclusion of a stockholder proposal, if such proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently permitted the omission of stockholder proposals in reliance on Rule 14a-8(i)(9) when a proposal sponsored by the stockholder and a proposal submitted by the company present alternative and conflicting decisions for stockholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results. *AOL Time Warner Inc.* (March 3, 2003); *Baxter International Inc.* (January 6, 2003); *Croghan Bancshares* (March 13, 2002); *Chevron Corporation* (February 27, 1991).

As described above, the Management Proposal deals with the same subject matter as the Stockholder Proposal. More specifically, each proposal sets forth procedures for stockholder consideration of a rights plan adopted in the future. As argued in the previous section, we believe that the Board Policy and Management Proposal substantially implement the Stockholder Proposal. However, they are not identical and each provides different requirements which, in the event that both policies were approved by stockholders, could not be fully implemented in a consistent manner. Under the Management Proposal, the stockholders will be asked to approve a policy whereby the Board may obtain stockholder approval of a rights plan either (i) before the plan's implementation or (ii) at the first meeting of stockholders for which a record date passes after the adoption of the plan. Under the Stockholder Proposal, the stockholders will be asked to request that the Board seek stockholder approval at the "earliest subsequent shareholder election, for the adoption . . . of any . . . future poison pill." We believe that the Stockholder Proposal is vague as to the precise matter that is to be submitted to the stockholders and when it is to be submitted. However, in our view, a reasonable interpretation is that it requests that the Board always submit any rights plan adopted in the future to the stockholders after its adoption. This directly conflicts with the Management Proposal which contemplates stockholder approval either before the plan's adoption or after in certain circumstances at the Board's discretion. Even with respect to post-adoption approval, the Stockholder Proposal suggests that the plan be submitted at the first meeting to occur following the its adoption while the Management Proposal contains an important difference in requiring that it be submitted at the first meeting for which a record date passes after the adoption of the plan (recognizing the practical difficulties that the federal proxy rules and state corporate law present in terms of submitting matters for shareholder consideration). This distinction also creates a direct conflict.

Another possible interpretation of the Stockholder Proposal is that it requests that the Board seek prior stockholder approval for the adoption of any future rights plan at the first stockholders' meeting subsequent to the 2004 Meeting. Again, under this interpretation, we believe that the Management Proposal itself substantially implements the essential objective of the Stockholder Proposal, however, to the extent the Stockholder Proposal is interpreted to request that a specific rights plan be submitted at the next meeting for it to be used in the future, the Stockholder Proposal directly conflicts with the Management Proposal which contemplates stockholder approval of a specific plan at any time before the plan's adoption or at the first meeting for which a record date passes after its adoption, in certain circumstances at the Board's discretion.

As a result of these conflicts, the Management Proposal could not be implemented in a manner that would be fully consistent with the Stockholder Proposal, or vice versa. Therefore, including both proposals would present alternative and conflicting decisions for the Corporation's stockholders and an affirmative vote on both would lead to an inconsistent and ambiguous stockholder mandate. Accordingly, the Stockholder Proposal may be omitted from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(9).

Conclusion

For all of the above reasons, and each individually, we, on behalf of the Corporation, hereby respectfully request that the Staff not recommend any enforcement action to the SEC if the Corporation omits the Stockholder Proposal from its 2004 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying Mr. Rossi and his proxy, Mr. John Chevedden, of the Corporation's intention to omit his proposal from its proxy materials for the 2004 Meeting. Mr. Rossi and Mr. Chevedden are requested to copy the undersigned on any response either of them may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests or if any additional information is desired in support of the Corporation's position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please contact me at (415) 983-1852, or in my absence, Terry M. Kee at (415) 983-1724.

Very truly yours,

Stephen D. Williams

Enclosure

cc: Mr. Nick Rossi w/enc.
Mr. John Chevedden w/enc.

Ms. Lydia I. Beebe w/enc.
Mr. Walker C. Taylor w/enc.

Mr. Terry M. Kee w/enc.

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. David O'Reilly
Chairman, CEO
ChevronTexaco Corporation (CVX)
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Phone: 925-842-1000
FX: 415/894-6017

Dear Mr. O'Reilly,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct. 7 03

cc: Charles A. James
Corporate Vice President, General Counsel
Patricia Lovett Tai
Assistant Secretary
PH: 415/894-0631
FX: 415/894-7774

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	49%	
2003	59%	Up 10%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 59% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Pillsbury Winthrop LLP No Action Request
ChevronTexaco Corporation (CVX)
Nick Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company fails to correspondingly claim that "does not have a poison pill" detracts in any way from the board of directors' power to adopt a poison pill at any time without a vote at any time.

The purported 2003 Board Policy is introduced immediately after unsupported defects are purported in the shareholder proposal.

3] The 2003 Board Policy must be accepted on blind belief because there is no exhibit for it.

The Board Policy gives the Board the power to adopt a pill without shareholder vote and with a holiday on a shareholder vote until after the next annual meeting. There was no holiday detriment in the shareholder proposal.

The company failed to state that the board has the power to repeal this loophole policy *unilaterally* and *immediately* and thus be forever free from any shareholder vote provision. The board then has the power to immediately adopt a 10-year pill – this again without any shareholder vote at any time whatsoever.

Pfizer Inc. (PFE) had the transparency to adopt this same essential policy with more detail to reveal the adverse implications (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

Superfluous Shareholder Vote

It appears that the company is planning a superfluous vote as a tactical maneuver to exclude this proposal. Note the clever language of the company, "The Board has *determined* to seek the approval of the Corporation's stockholders for the Board policy at the 2004 Meeting."

(Emphasis added) The company carefully omits any claim that there is a real requirement for this vote. Apparently there is no requirement for this superfluous shareholder vote whosoever. Other than as a tactical maneuver to exclude a shareholder proposal – the vote will be moot. The company deceptively and superfluously cites the "keen interest" of shareholders.

The company provided no precedent where a totally superfluous vote on a company proposal has been allowed to exclude a shareholder proposal. Furthermore, this unnecessary vote appears to be a waste of company funds.

The company may be attempting to set a precedent that any time any company receives a shareholder proposal on the poison pill – a guaranteed exclusion is to schedule a superfluous vote on a toothless pill policy adopted by the board.

4] The company said that the shareholder proposal could refer to the adoption of a stockholder rights plan [poison pill] or the extension of a poison pill adopted in the future – both seem reasonable and consistent. Then the company makes the moot distinction that the proposal would depend on the stockholder vote at the 2004 annual meeting. Clearly any shareholder proposal on the 2004 company ballot depends on the shareholder vote at the 2004 annual meeting. Also a critical factor is whether the board decides to take action to adopt a shareholder proposal after the 2004 vote.

It seems clear that during one specific year if the board does not adopt a pill, extend a pill or dilute this proposal once adopted, that there would be nothing "to have the stockholders approve" only in that specific year.

5] The proposal consistently contemplates that the company could have a pill in place at the 2004 annual meeting because the board has the power to adopt a pill before the 2004 annual meeting.

The company inscrutably claims that calling for a "shareholder vote" under a certain condition "does not specifically request that the Corporation or the Board take any particular action."

The inscrutable company position is that the Board has implemented a proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by an outside authority.

It seems that if one substantially implements a proposal then one substantially understands the proposal. It also seems that if one does not substantially implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported vague proposal.

Hence the company appears to have no credibility on either point.

6] The company repeats its inscrutable claim that calling for a "shareholder vote" under a certain condition "does not specifically request that the Corporation or the Board take any particular action."

The company appears to inscrutably argue that the shareholder proposal anticipated and agreed with the arcane company distinction in its own superfluous proposal: To restrict the shareholder proposal to "any future use of a [pill] rights plan" and "not a specific [pill] rights plan."

The company argument is inscrutable on the following proposal text, "Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." The company opines that this is "not clear" and then completely misses the point with "The provision does not request that the Corporation or the Board take any particular action." According to this incredulous view a "shareholder vote" is not "action."

7] The Board Policy gives the Board the power to adopt a pill with a shareholder vote holiday until after the next annual meeting. This detriment was *absolutely* not in the shareholder proposal.

The company opines that it is not sure whether the shareholder proposal limits a shareholder vote to only after a pill has been adopted. Then the company inscrutably concludes that there must be a conflict with the company proposal because the company proposal allows a vote both "before" or "after" adoption.

I do not believe the company has established a sound basis to set a precedent that a company may force its shareholders to vote on an superfluous ballot item in order to deny shareholders their opportunity to vote on an established shareholder proposal topic.

The company may be attempting to set a precedent that any time any company receives a shareholder proposal on the poison pill – a guaranteed exclusion is to schedule a superfluous vote on a toothless pill policy adopted by the board.

I do not believe the company has met its burden of proof obligation according to rule 14a-8 and is attempting to set an adverse precedent.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
David O'Reilly

CVX

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	49%	
2003	59%	Up 10%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 59% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

CVX

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Pillsbury Winthrop LLP No Action Request
ChevronTexaco Corporation (CVX)
Nick Rossi

Ladies and Gentlemen:

This attachment is forwarded on January 14, 2004 to the letterhead with the above date.

Sincerely,

John Chevedden

cc:
Nick Rossi
David O'Reilly

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and Substantially Implemented Criteria

Ladies and Gentlemen:

The following is additional material which applies to all poison pill proposals regarding the substantially implemented issue and the provision that once the proposal is adopted, any dilution or removal of the proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

This resolved statement is a proposal for a single-concept two-point policy calling for a shareholder vote regarding a particular issue plus a shareholder vote if the policy is later repealed once it is adopted.

The company has not provided an exhibit of SEC Release 34-20091 or relevant section thereof or quote.

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The company is in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company a one-for-two match is claimed to compare favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

In Texaco the proponent successfully defended against a no-action challenge to a proposal that urged the board to adopt a workplace code of conduct based upon the International Labor Organization's conventions, including five principles set forth in the proposal. The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the shareholder poison pill proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications."

It appears from the Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic upholds the board in meeting its fiduciary duty under state law.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power to take the Office of Chief Council Response letter issued on the substantially implemented issue on day-one, and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. I do not believe that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response.

Pfizer Inc. (PFE) had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:

"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.

2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not submitted a letter stating that the Dow Policy is contrary to state law.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

These clauses effectively render the policies meaningless.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976 [6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider *certain actions* was *deemed proper for shareholder action* as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action *would not appear to be contrary to the typical state statute*, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." [7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were *submitted*, *since* issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessa-

[6] Release 34-12999, (Nov. 22, 1976) [41 FR 52994].

[7] *Id.* at p.16.

rily in the common interest of [illegible]er's shareholders generally. Some comm[illegible] expressed concern that, as propos[illegible] "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, *e.g.*, cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2004 JAN 21 AM 10: 39

Additional Response to Pillsbury Winthrop LLP No Action Request
ChevronTexaco Corporation (CVX)
Nick Rossi

Ladies and Gentlemen:

The company does not claim that shareholders would be forced to vote for one proposal and against the other. The company does not claim that a fiduciary, who is responsible for voting the shares of clients, would be forced to vote yes on one proposal and no on the other proposal.

Furthermore a shareholder or fiduciary could consistently vote against both proposals.

The explicit language of rule 14a-8(i)(9) is "directly conflicts." According to rule 14a-8(i)(9):
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Company and Shareholder Proposals Can Co-Exist

If a company proposal calls for a specific action and the shareholder proposal seeks an action that is a direct conflict the determination can be clear. For example, a shareholder proposal that asks the company to hire a new independent auditor when the company intends to submit a specific auditor for ratification at the upcoming meeting.

However in this case the company argues that both proposals are similar. The company appears to agree that both proposals share "essential objectives" – based on these two quoted words from the company argument.

Alaska Air Group, Inc. (March 13, 2001)

A shareholder proposal, which relates to this company reinstating simply majority voting may not be omitted in reliance on rule 14a-8(i)(9) where the company has not met its burden of establishing that the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Alaska Air unsuccessfully argued:
"Further, a shareholder proposal may be excluded pursuant to Rule 14a-8(i)(9) if its primary purpose is to counter shareholder approval of a management proposal."

In fact at Alaska Air both shareholder and management proposals won a majority vote at the 2001 annual meeting with the shareholder proposal receiving 69% of the yes and no vote according to the *IRRC Corporate Governance Bulletin*, May – July 2001.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
David O'Reilly

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ChevronTexaco Corporation
Incoming letter dated December 18, 2003

The proposal requests that the board seek shareholder approval for the adoption, maintenance or extension of any current or future poison pill and further requests that once adopted, removal or dilution of the proposal be submitted to a shareholder vote at the earliest subsequent shareholder election. The supporting statement of the proposal clarifies that directors have discretion in responding to shareholder votes.

There appears to be some basis for your view that ChevronTexaco may exclude the proposal under rule 14a-8(i)(10). We note ChevronTexaco's representation that it has adopted a policy that requires shareholder approval in adopting any rights plan. Accordingly, we will not recommend enforcement action to the Commission if ChevronTexaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor